UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.

By	:	/s/ Lily Dong
Name	:	Lily Dong
Title	:	Chief Financial Officer

Date: October 4, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding RDA Microelectronics’ share repurchase program

Exhibit 99.1

RDA Microelectronics Increases Share Repurchase Program up to US$15 Million

SHANGHAI, China, Oct. 3, 2011 — RDA Microelectronics (Nasdaq: RDA) (“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets Radio Frequency (RF) and mixed-signal chips for cellular, broadcast and connectivity applications, announced that the board of the Company has increased its share repurchase program whereby the Company may purchase its own American Depositary Shares (“ADSs”) with an aggregate value of up to US$15 million. The Company expects to fund the repurchase out of its existing cash balance, with the cash consideration of such repurchase being paid on its behalf to the relevant ADS holders (or their agents) at the direction of the depositary. The proposed share repurchase may be effected on the open market at prevailing market prices in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, in negotiated transactions off the market from time to time as market conditions warrant and/or other legally permissible means.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors. The Company’s product portfolio currently includes power amplifiers, transceivers and front-end modules, FM radio receivers, set-top box tuners, analog mobile television receivers, walkie-talkie transceivers, LNB satellite down converters, and Bluetooth system-on-chips. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release may also contain statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com